Corporate Presentation

Alterity
THERAPEUTICS

April 2026

Forward looking statements

This presentation may contain some statements that may be considered "Forward-Looking Statements", within the meaning of the US Securities Laws. Thus, any forward-looking statement relating to financial projections or other statements relating to the Company's plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2025 Form 20-F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled "Risk Factors."

Alterity THERAPEUTICS

Alterity is a late clinical stage biopharmaceutical company dedicated to developing treatments for neurodegenerative diseases

- Alterity means the state of being different
- Our goal is to slow the course of disease progression
- We strive to create an alternate future and improve patient quality of life

Redefining Neurodegenerative Disease Therapy

Advancing ATH434, a Potential First-in-Class, Disease-Modifying Therapy for Multiple System Atrophy (MSA)

Differentiated, Disease-Modifying Approach for MSA

Oral iron chaperone ATH434 targets excess reactive iron and α-synucleinopathies

Blood brain barrier penetrant small molecule

Compelling Phase 2 Efficacy on FDA-Endorsed Endpoint

Up to 48% slowing of disease progression vs. placebo on FDA-endorsed endpoint*

Favorable safety profile with no drug-related serious adverse events

Unmet Need with Significant Commercial Potential

MSA is a rare, rapidly progressive disease (up to 50,000 U.S. patients)

Independent assessment supports ~$2.4B global peak sales opportunity in MSA

Pivotal Advancement in 2026 with Clear Regulatory Path

End-of-Phase 2 FDA meeting planned for mid-2026 to align on Phase 3 design

Veteran neurology team with proven FDA-approval track record

Alterity THERAPEUTICS

*modified Unified MSA Rating Scale Part 1 (mUMSARS 1); Clinical Global Impression - Severity (CGI-S); Multiple System Atrophy (MSA)

Broad opportunity for ATH434 in neurodegenerative disease

Program:	Discovery / Pre-clinical	Phase 1	Natural History	Phase 2	Phase 3	Collaboration
Multiple system atrophy Double blind study					Planned	
Multiple system atrophy Open label study in advanced MSA						
Multiple system atrophy Natural history study						Vanderbilt University Medical Center
Parkinson's disease						The Michael J. Fox Foundation for Parkinson's Research
Friedreich's ataxia						University at Buffalo
Drug discovery						

Multiple System Atrophy (MSA):
Parkinsonian disorder with no approved treatment

Rapidly progressive
Highly debilitating

Up to 50,000
patients in U.S.

Disease characteristics:

- Motor: Parkinsonism, uncoordinated movements, balance problems, falls
- Autonomic dysfunction: blood pressure maintenance, bladder control, bowel function
- Atrophy and α-synuclein accumulation in multiple brain regions

Over 50%
require wheelchair in 5 years

7.5 years
median survival after symptom onset



Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Urosepsis
Sudden death
Clinically established MSA
Premotor MSA
Clinically probable MSA
Death can occur
Years:
0
3
6
9

Alterity THERAPEUTICS

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Multiple System Atrophy: National Institute of Neurological Disorders and Stroke (nih.gov)

Targeting the pathology in Parkinsonian disorders

Alterity THERAPEUTICS

Targeting key players in MSA pathology
Alpha-synuclein and iron balance in health and disease



α-Synuclein protein

- Present in all neurons
- Enables neuronal communication

In disease: *α-Synuclein aggregates in neurons in MSA impairing communication and leading to dysfunction*


Fe^{3+}
Fe^{2+}

Fe^{2+} Reactive
Fe^{3+} Stable

Two forms of iron required for cellular function

- Neurotransmitter synthesis (e.g., dopamine)
- Myelin synthesis (allows fast signal transmission)

In disease: *Excess reactive iron drives α-synuclein aggregation and oxidative injury*

Alterity THERAPEUTICS

Pathology of Parkinsonian disorders

Increased Brain Iron in Areas of Pathology



Parkinson's disease
S. nigra (T)
S. nigra (pc)
Cerebellum
n = 7
n = 9
n = 8
n = 3
n = 13
n = 24
0
10000
20000
30000
nmol iron/g of human brain



Multiple System Atrophy
Putamen (M)
Putamen (L)
Globus pallidus (M)
Globus pallidus (L)
S. nigra (T)
n = 8
n = 10
n = 8
n = 8
n = 8
n = 9
n = 8
n = 11
n = 6
n = 9
0
10000
20000
30000
nmol iron/g of human brain

■ Patients ■ Healthy controls

; Dexter et al. Brain.1991

Iron is a key driver of the MSA Pathology

ATH434 chaperones excess iron to reduce neuronal injury

Disrupted Control of CNS Iron

Overwhelms natural iron buffering systems, leading to iron accumulation in MSA brain regions


MSA Pathology Cycle
Reactive Iron
Oxidative Stress
α-synuclein aggregation
Key disease drivers

Reactive iron

Generates free radicals

Promotes α-synuclein aggregation

Oxidative stress

Disrupts multiple cellular functions

Promotes α-synuclein aggregation

α-synuclein aggregation

Neuronal toxicity

Impaired myelin production

Alterity THERAPEUTICS

Treatment approach: Address underlying pathology


Chaperone excess labile iron in the CNS
Reduce α-synuclein aggregation and oxidative injury
Preserve neurons and oligodendrocyte cell function
Stabilize function or slow decline

Based on mechanism of action, ATH434 is a potential disease modifying therapy

ATH434: Small molecule drug candidate

Oral administration	Preferred by patients and doctors vs infusions (IV, intrathecal) or injections
Blood-brain barrier penetrant	Acts intracellularly to address underlying pathology
Iron chaperone	Moderate binding affinity, redistributes excess labile iron in CNS
Broad treatment potential	Potential to treat many neurodegenerative diseases (e.g., Parkinson's, Frederich Ataxia)
Orphan & Fast Track designations	US FDA Fast Track Designation and Orphan drug designation in U.S. and EU

ATH434 binding to labile iron


Fe

Alterity THERAPEUTICS

Multiple models of neurodegenerative disease demonstrate ATH434 efficacy

Target Disease	Model	Midbrain iron (incl. s. nigra)	α-Synuclein	Preserve neurons/ function	Clinical observations
MSA[1]	PLP-α-syn	↓	↓	↑	Improved motor performance
MSA[2]	PLP-α-syn	⟷ to ↓	↓	↑	Improved motor performance
Parkinson's	Monkey MPTP	⟷ to ↓	n/a	↑	Improved motor performance
Parkinson's	Mouse MPTP	↓	↓	↑	Improved motor performance
Parkinson's	Mouse A53T	↓	↓	↑	Improved motor performance
Parkinson's	Mouse tau knockout	↓	↓	↑	Improved motor performance

⟷ Stable

ATH434 consistently improved motor performance by reducing α-synuclein aggregation and preserving neurons

Alterity THERAPEUTICS

Sources: Bradbury et al, Am Acad. Neurol 2024; Finkelstein, Acta Neuropath Comm 2017; Beauchamp et al, Neurotherapeutics 2022; [1] Heras-Garvin et al, Mov Disord. 2021; [2] Finkelstein et al, J Park Dis 2022

ATH434 clinical development program in MSA

Diligent approach to de-risk development program

Natural History Study

bioMUSE

- Observational study in 21 participants with clinically probable MSA
- Designed to de-risk clinical development program
- Identify biomarkers to improve accuracy of patient selection

Phase 2

ATH434-201

Randomized double-blind placebo-controlled trial

Results: clinically meaningful efficacy on MSA rating scale, measures of orthostatic hypotension, disease severity

ATH434-202

Open label trial in advanced MSA patients

Results: showed improved neurological symptoms in more advanced patients and favorable safety

*Biomarkers of progression in Multiple System Atrophy (bioMUSE).; Biomarkers: Biomarkers:; MRI, Fluid, Digital

BioMUSE natural history study results

Optimized patient selection in Phase 2 trials

Advanced MRI methods



α-synuclein SAA in CSF


1000000
100000
10000
1000
100
Fluorescence
PD
MSA

- Identified "iron signature" of early MSA
- Differentiated MSA from Parkinson's disease (PD)
- Revised selection criteria in ATH434-201 and ATH434-202 protocols to exclude PD patients

Precision biomarker assessment

Structural mapping



Iron content in pallidum


0.02
0.01
0.00
-0.01
-0.02
Change from BL
6M
12M

- Improved precision of volume measurements
- Novel strategies for measuring brain iron in individual regions
- State of the art methods enabled precise measurements of brain iron and volume with MRI

Alterity THERAPEUTICS

Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022

ATH434-201: Randomized, double-blind, placebo-controlled study

Patient criteria:

N = 77

- Clinical diagnosis of MSA
- Motor symptoms ≤4 years
- No severe impairment
- Elevated brain iron on MRI
- Elevated plasma NfL

Study design:

1:1:1

- **ATH434** **75 mg** twice daily
- **ATH434** **50 mg** twice daily
- **Placebo twice daily**

12 months treatment

Endpoints:

Key clinical endpoint:
MSA Rating Scale

Additional secondary endpoints:
CGI-S, OHSA, Wearable Sensors, Safety

Key biomarker endpoint:
brain iron content by MRI

Alterity THERAPEUTICS

MRI - Magnetic Resonance Imaging; **UMSARS** - Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S - Clinical Global Impression-Severity scale; **OHSA** - Orthostatic Hypotension Symptom Assessment

Importance of the Unified MSA Rating Scale Part I (UMSARS I)

UMSARS Part I Items:

- Speech
- Swallowing
- Handwriting
- Cutting food
- Dressing
- Hygiene
- Walking
- Falling
- Orthostatic symptoms
- Urinary function
- Bowel function
- Sexual function^

Rated from 0 to 48
higher scores worse

Validated rating scale to assess MSA disease severity

Rates functional impairment in domains affected in MSA

UMSARS is the FDA endorsed clinical endpoint to support approval for the treatment of MSA

^ Modified version of UMSARS I excludes sexual function item

Populations and key endpoints


6 no post baseline UMSARS I
71 Clinical analysis population
77 Randomized
61 Imaging analysis population
5 neg. CSF α-syn SAA
10 d/c before week 26
1 completed week 26 w/o MRI

Endpoint	Change from BL to week 52	Population
Biomarker (Primary)	Iron content in s. nigra by MRI	Imaging
Clinical (Key secondary)	Change in Modified UMSARS Part I	Clinical

Alterity THERAPEUTICS

All patients in Imaging and Clinical analysis populations were randomized and treated

Baseline characteristics

	Placebo N=22	ATH434-201 50 mg twice daily N=25	ATH434-201 75 mg twice daily N=24
Age (y)	61.3 (6.6)	63.1 (6.1)	63.9 (6.7)
Gender (% male)	63.6%	52.0%	62.5%
Duration of motor symptoms (y)	2.5 (0.8)	2.6 (0.8)	2.3 (0.9)
Modified UMSARS I	16.9 (3.9)	15.2 (5.4)	14.4 (4.4)
Motor score of Parkinson plus scale[1]	57.6 (14.2)	47.8 (18.4)	48.9 (16.8)
Plasma NfL (pg/mL)	34.9 (12.5)	31.1 (9.1)	32.3 (9.0)
CSF aggregating α-syn SAA (+)	91%	92%	96%
OH symptom assessment	13.5 (9.8)	13.8 (13.2)	15.0 (12.2)
Clinical phenotype: MSA-P (%)	59.1%	60.0%	70.8%
Severe orthostatic hypotension	4.5%	4.0%	29.2% ↑

Groups balanced at baseline except for severe orthostatic hypotension – a predictor of rapid disease progression

Clinical Analysis Population

[1] Payan et al. PlosOne 2011

Clinically significant efficacy on modified UMSARS Part I
Change from baseline to week 52



Modified UMSARS I
26
24
22
20
18
16
14
0
13
26
39
52
Week
*
P=0.02
for 50 mg
worsening

Placebo N=22	Difference vs. placebo LS mean (SE)	Relative treatment effect
ATH434 50 mg N=25	**- 3.8 (1.6)**	**48%**
ATH434 75 mg N=24	**- 2.4 (1.7)**	**30%**

Minimal clinically important difference (MCID) on UMSARS I	*= – 1.5 points*

Relative Treatment Effect

$$\frac{\text{Change}_{ATH434} - \text{Change}_{Placebo}}{\text{Change}_{Placebo}}$$

Efficacy on Clinical Global Impression of Severity (CGI-S) scale
Change from baseline to week 52


Change in CGI-S
(week 52 - Baseline)
1.5
1.0
0.5
0.0
* p=0.009
worsening
Placebo
ATH434-201
50 mg
ATH434-201
75 mg
LS mean (SE)

- CGI-S
  - 7-point scale
  - higher score indicates a worse outcome
- Assesses total picture over prior 28 days
  - illness severity, impact of illness on function, level of distress and any other aspects of impairment

Clinical Analysis Population

Orthostatic Hypotension Symptom Assessment (OHSA)
Change from baseline to week 52


10
5
0
-5
Change in OHSA (week 52 BL)
worsening
p=0.08
p=0.14
mean (SE)
Placebo
ATH434
50 mg
ATH434
75 mg



- Assesses symptoms of low blood pressure when going from sitting to standing (e.g., dizziness / feeling faint / lightheadedness)
- Patient reported outcome

ATH434 preserved walking in outpatient setting
Change from baseline to week 52


Step count
Change in steps/day
0
-1000
-2000
-3000
p = 0.04
*
p = 0.10
worsening
Total time walking
Change in minutes/day
0
-10
-20
-30
-40
p = 0.13
p = 0.15
worsening
Bouts of walking
Change in bouts/day
0
-50
-100
worsening
Total standing time
Change in minutes/day
0
-20
-40
-60
-80
worsening
Placebo
ATH434-201 50 mg
ATH434-201 75 mg


Pendant
Wearable movement sensor

Clinical Analysis Population

Adverse Events

N (%) of subjects [1]	Placebo twice daily N=26	ATH434-201 50 mg N=25	ATH434-201 75 mg N=26
Any Adverse Event (AE)	24 (92.3%)	21 (84.0%)	25 (96.2%)
UTI	14 (53.8%)	10 (40.0%)	7 (26.9%)
Fall	8 (30.8%)	7 (28.0%)	8 (30.8%)
Covid-19	1 (3.8%)	6 (24.0%)	4 (15.4%)
Fatigue	2 (7.7%)	1 (4.0%)	5 (19.2%)
Back pain	1 (3.8%)	3 (12.0%)	2 (7.7%)
Severe AEs [2]	8 (30.8%)	3 (12.0%)	6 (23.1%)
Serious AEs [2]	10 (38.5%)	5 (20.0%)	7 (26.9%)

- **Similar rates of AEs in ATH434 and placebo participants**
- **No severe or serious AEs related to study drug**
- **No hematologic side effects**

1 - Reporting one or more event
2 - None related to Study Drug

Neuroimaging showed target engagement and trends in reduced atrophy

Reduced Iron Accumulation on MRI

Region	50 mg Week 26	50 mg Week 52	75 mg Week 26	75 mg Week 52
Pallidum	↓	↓¶	↓	↓
Putamen	↓^	↓	↔	↔
S. nigra	↔	↓	↔	↔

Compared to placebo: ↓ Iron content, ↔ No observable difference, ^p = 0.03, ¶p = 0.08

ATH434 demonstrated target engagement on reducing iron on MRI

- Reduced/stabilized iron content in Pallidum (GP) > Putamen
- Reduced iron content in s. nigra at 50 mg dose but not 75 mg (primary endpoint)

Change in Brain Volume*


26 weeks
52 weeks
0.0000
-0.1000
-0.2000
-0.3000
-0.4000
-0.5000
-0.6000
Z-score
worsening
Placebo
ATH434-201 50 mg
ATH434-201 75 mg

ATH434 showed trends in preserving brain volume

* MSA Atrophy Index: composite z-score of putamen, GP, cerebellum and brainstem vs. healthy age-matched population

Alterity THERAPEUTICS

ATH434-202: Open label study in advanced MSA

Design	Single arm, open-label
Objective	Assess safety and efficacy in advanced MSA
Population	Advanced MSA (n=10)
Treatment	ATH434 75 mg BID x 12 months
Brain MRI Biomarkers	Volume, Iron
Key Clinical Measure	UMSARS I

Outcomes:

- Comparable efficacy observed at same dose in double blind study
- No serious Adverse Events (AEs) related to study drug
- AEs consistent with underlying disease

The study indicates the potential of ATH434 to slow disease progression in advanced MSA

Alterity THERAPEUTICS

[1] MSA affected areas by MSA-atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025
*ATH434-201 listed for comparative purposes, data are not from a head-to-head study

Carefully designed Phase 2 program demonstrates potential for ATH434 in MSA

ATH434 demonstrated clinically significant efficacy in slowing disease progression in MSA

- Both dose levels efficacious on UMSARS I and important secondary endpoints
- Demonstrated target engagement with reduced iron accumulation in MSA affected brain regions
- Stabilized orthostatic hypotension, one of the most challenging MSA symptoms to manage
- Preserved walking in outpatient setting as measured with objective digital biomarker
- Open-label trial showed comparable safety and efficacy in advanced MSA
- No safety signals and well-tolerated
  No serious AEs related to study drug

Alterity THERAPEUTICS

Proposed Phase 3 trial design

Patient criteria:

N = ~200

- Clinical diagnosis of MSA
- Ambulatory without assistance
- No severe impairment
- Brain atrophy in MSA affected regions on MRI

Study design:

1 : 1

ATH434
twice daily

Placebo
twice daily

12 months treatment
followed by open-label extension

Endpoints:

Primary endpoint:
MSA Rating Scale (UMSARS I)
FDA endorsed clinical endpoint

Secondary endpoints:
OHSA, Wearable Sensors,
Brain Volume by MRI, Safety

- Expect to finalize Phase 3 program based on end-of-Phase 2 FDA feedback mid-year then initiate trial activities by YE 2026
- Orphan Drug Designation and Fast Track Designation provide valuable support

Alterity THERAPEUTICS

MRI - Magnetic Resonance Imaging; **UMSARS** - Unified MSA Rating Scale (UMSARS) Scale– measures activities of daily living
CGI-S - Clinical Global Impression-Severity scale; **OHSA** - Orthostatic Hypotension Symptom Assessment

Commercial assessment & corporate overview

Independent commercial assessment in MSA

Target product profile based on positive Phase 2 data

Strong Intent to Prescribe

Over 70% of neurologists were “extremely likely” or “very likely' to prescribe ATH434 based on its profile

Substantial Unmet Need

Severely debilitating illness with no approved treatment ripe for new entrants

Critical need for a tolerable, disease modifying therapy

Targeted Mechanism of Action

Importance of inhibiting α-synuclein aggregation to address the underlying pathology of disease

Efficacy is the Key Driver

Slowing disease progression is key driver of physician interest

Stabilizing orthostatic hypotension^, one of the most challenging symptoms in MSA, strongly positions ATH434

USD $2.4 Billion

Potential worldwide annual peak sales for ATH434 in MSA

^Orthostatic hypertension is the drop in blood pressure on standing; Global peak sales number in U.S. Dollars; Independent market research survey conducted in 2025. Peak sales estimate based on U.S. prevalence of ~19,000

Key Objectives for 2026

The Foundation is Set

- Robust efficacy in Phase 2 study in MSA, a rapidly progressive rare disease with no approved treatment
- Commercial assessment supports significant opportunity: USD $2.4B potential peak sales
- Moving into Phase 3 program led by an accomplished team with multiple FDA approvals in neurology
- Cash Balance of A$49.2M as of 31 December 2025

Finalize Regulatory Strategy

- **Align with U.S. FDA on pivotal Phase 3 clinical trial protocol**
  - Conduct meetings related to non-clinical data and chemistry/manufacturing
  - End of Phase 2 meeting mid-year

Phase 3 Preparations

- **Commence trial preparation activities**
- Clinical site identification and qualification
- Manufacture and packaging of clinical drug supply

Build for Scalable Growth

- **Expand intellectual property protection**
- Evaluate additional high-value indications to grow the pipeline
- Strengthen the team to enhance organizational capabilities

Alterity THERAPEUTICS

ASX: ATH
NASDAQ: ATHE

Alterity
THERAPEUTICS

APPENDIX

Inadequately chaperoned cellular iron drives MSA pathology



Fe2+
Fe2+
Fe2+
Fe2+
Excess labile iron
Promotes α-synuclein cross linking[1]
Directly increases α-synuclein translation[2]
ODG toxicity due to limited endogenous glutathione[3]
Free radicals promote α-synuclein aggregation[4]
Impaired lysosomal autophagy[5]

The Relevance of Iron in the Pathogenesis of Multiple System Atrophy: A Viewpoint

Christine Kaindlstorfer, Kurt A Jellinger, Sabine Eschlböck, Nadia Stefanova, Günter Weiss, Gregor K Wenning

Iron converts native α-SYN into a β-sheet conformation and promotes its aggregation *either directly or via increasing levels of oxidative stress.*

The disturbance of iron homeostasis leads to abnormal iron deposition in the brain and causes neurotoxicity via generation of free radicals and oxidative stress.

The Irony of Iron: The Element with Diverse Influence on Neurodegenerative Diseases

Seojin Lee, Gabor G Kovacs

The close association of iron accumulation with distinct α-synuclein pathology-related anatomical regions of the two disease subtypes supports the critical involvement of pathological iron in disease progression *and further suggests the two disease subtypes as distinct pathological identities in relation to disease pathogenesis.*

Alterity THERAPEUTICS

[1]Duce JA, et al. Mol Neurodegener. 2017;12(1):45. [2]Febbraro F, et al. NeuroReport. 2012;23(9):576-580. [3]Thorburne SK, Juurlink BH. Neurochem. 1996;67(3):1014-1022. [4]Souza JM, J Biol Chem. 2000;275(24):18344-18349. [5]Tanji, K, et al. Neurobiol Dis. 2013;49:190-198.
doi 10.3233/JAD-170601 (2018); doi.org/10.3390/ijms25084269 (2024)

Excess labile iron is the key driver of pathology causing α-synuclein aggregation and oxidative injury


Fe3+
Fe2+
Iron imbalance
Fe2+
PCBP
Excess labile iron
α-Synuclein aggregation
monomer or normal
oligomers
fibrils
α-syn fibrils damage multiple organelles
α-syn fibrils impair myelin production in MSA
ROS
Increased ROS
Mitochondrial dysfunction
ROS damage to cellular components.
Lipid peroxidation
Neuron death and impaired oligodendrocyte function

Alterity THERAPEUTICS

ATH434 mechanism of action: Iron chaperone

ATH434 chaperones excess labile (reactive) iron to reduce neuronal injury



Tf
Transferrin receptor
DMT1
ZIP8
ZIP14
Labile iron
ROS
PCBP
ATH434
Ferritin
Enzyme
Endosome
Mitochondria
Ferroportin
1
2
3
Fe^{2+} Reactive
Fe^{3+} Stable

PCBP: Poly(rC)-binding proteins

Chaperone mechanisms:

1. Efflux iron from cell (ferroportin)
2. Increase iron storage (ferritin)
3. Buffering Fe^{2+} in labile iron pool

Alterity THERAPEUTICS

Sources: Adapted from Yanatori et al., BBA 2020 and Philpott et al., Frontiers Mol Bio. 2023 | Pall, et al. Metallomics, 2024.

ATH434-202: Open label study in advanced MSA

Parameter	ATH434-202 75 mg BID N=10	ATH434-201 75mg BID N=24
Age (yr)	64.5 (7.5)	63.9 (6.7)
Duration of motor symptoms (yr)	3.9 (1.8)	2.3 (0.9)
Modified UMSARS I[1]	19.2 (5.3)	14.4 (4.4)
Motor score of Parkinson Plus Scale2	57.5 (20.4)	48.9 (16.8)
Plasma NfL (pg/mL)	42.1 (14.1)	32.3 (9.0)
OH Symptom Assessment	16.7 (14.8)	15.0 (12.2)
Severe Orthostatic Hypotension	40.0%	29.2%

Mean (SD)

Key objective was to assess efficacy and safety of ATH434 75 mg dose for comparison to 75 mg dose in 201 double-blind study

Alterity THERAPEUTICS

[1] MSA affected areas by MSA-atrophy index. Trujillo, P. et al Annals of Clin and Trans Neuro, 2025

ATH434-202: Key data at 75 mg dose
Comparison to double blind study at 12 mo

Change over 12 Months	ATH434-202 75 mg BID N=10	ATH434-201 75mg BID N=24
Modified UMSARS I	3.5 (4.7)	5.6 (5.6)
Clinical global impression of change (% stable)	30%	21%
Patient global impression of change (% stable)	30%	26.4%
Brain volume[1]	-0.44 (0.14)	-0.42 (0.29)

Mean (SD)

- No serious AEs related to study drug
- AEs consistent with underlying disease

The 75 mg dose demonstrated comparable efficacy to that observed in the double-blind study

[1] In MSA affected areas by MSA-atrophy index. Trujillo, P. et al. Annals of Clin and Trans Neuro, 2025

Alterity THERAPEUTICS